UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-07099

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:            .

PART I

REGISTRANT INFORMATION

CECO Environmental Corp.

Full Name of Registrant

Former Name if Applicable

4625 Red Bank Road

Address of Principal Executive Office (Street and number)

Cincinnati, Ohio 45227

(City, State and Zip Code)

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

CECO Environmental Corp. (the “Company”) has experienced unexpected delays in the filing of its Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”) within the prescribed time period due to delays experienced in completing the Company’s financial statements.

On March 5, 2015, the Company filed a Current Report on Form 8-K with the Securities and Exchange Commission that included an earnings release issued that same day reporting results for the fourth quarter of 2014, which was furnished as Exhibit 99.1 thereto (the Earnings Release). Between the issuance of the Earnings Release and the filing of this Annual Report on Form 10-K, the Company became aware of additional new information affecting its earlier estimates and assumptions. As a result, the Company recorded an income tax benefit of $0.7 million resulting in a decrease to overall tax expense and recorded a legal reserve, workers compensation and general administrative expenses of $0.7 million resulting in a decrease to income from operations and income before taxes for the year ended December 31, 2014. The net impact of these two adjustments had no impact on Net Income or Diluted Earnings per share as initially reported for the year ended December 31, 2014. The Company anticipates filing the Form 10-K as soon as practical.

PART IV

OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Edward J. Prajzner	(513) 458-2600
(Name)	(Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒  Yes    ☐  No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A.

CECO Environmental Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

CECO ENVIRONMENTAL CORP.

Date:	March 17, 2015	By:	/s/ Edward J. Prajzner
		Name:	Edward J. Prajzner
		Title:	Chief Financial Officer and Secretary

EXHIBIT A

The Company had revenue of $76.1 million for the fourth quarter of 2014, compared with $68.7 million in the prior-year period. Revenue was $263.2 million for the year ended December 31, 2014, compared with $197.3 million in the prior year. Operating income was $3.7 million for the fourth quarter of 2014, compared with $3.7 million in the prior-year period. Operating income was $21.7 million for the year ended December 31, 2014, compared with $7.0 million in the prior year. Net income per diluted share was $0.07 in the fourth quarter of 2014, compared with net income per diluted share of $0.11 in the prior-year period. Net income per diluted share was $0.50 for the year ended December 31, 2014, compared with net income per diluted share of $0.32 in the prior year.